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Exhibit 99.1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ADVANCES ANNUAL SHUTDOWN OF KIDD COPPER
SMELTER DUE TO UNPLANNED FURNACE OUTAGE

TIMMINS, ONTARIO, May 11, 2004 — Falconbridge Limited (TSX: FL) announced today that it has shut down copper smelting operations at its Kidd Creek metallurgical facility in Timmins, Ontario due to an unexpected failure of the converting furnace roof cooling elements. Replacement and repair of the failed components related to the incident will coincide with a decision to advance the maintenance outage originally scheduled for July.

This event is anticipated to have a minimal effect on the planned annual copper cathode production due to a planned five-week maintenance shutdown during the summer. However, the smelter will be unable to meet all its contractual commitments to cathode customers in the near term.

"A water leak developed on the cooling system for the converting furnace roof," stated Daniel Picard, General Manager of the Kidd Metallurgical Division. "Cooling water came in contact with the molten copper in the furnace, with the resulting reaction causing damage to a section of the furnace roof," he said.

The company is conducting an investigation to determine the cause of the failure. While visible furnace roof damage may have been repairable, the five-week planned smelter outage has been advanced six weeks from July 1st to May 10th, 2004 due to overall furnace integrity concerns.

The impact of this change on stakeholders will need to be discussed with employees, CAW local 599 and customers. The company does not anticipate any impact on production from the zinc plant or concentrator.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
Media:
Kevin Molnar
Manager, Human Resources, Falconbridge Kidd Metallurgical Division
(705) 235-8121 x7631

Investors:
Denis Couture
Vice-President, Communications & Public Affairs
(416) 982-7020

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FALCONBRIDGE ADVANCES ANNUAL SHUTDOWN OF KIDD COPPER SMELTER DUE TO UNPLANNED FURNACE OUTAGE